June 19, 2017

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Rennova Health, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 12, 2017 File No. 333-217350

Dear Mr. Reynolds:

On behalf of Rennova Health, Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated June 16, 2017, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on June 12, 2017. Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment immediately thereafter.

General

1.	We note you have increased the amount of shares being registered to 2,803,829 shares of common stock from 2,344,252 shares. Please advise us where the additional shares are coming from.

Response:

We respectfully refer to the description under “March 2017 Private Placements” on pages 67 and 68 of the Registration Statement, providing that the Company issued an aggregate of $16,010,260 principal amount of Debentures on March 21, 2017. The Selling Stockholders and the Company have agreed not to include in this Registration Statement all of the shares of common stock issuable upon conversion of the Debentures but only a portion, equal to no more than approximately one-third of the number of shares of common stock outstanding at the time of effectiveness. Between the filing of Amendment No. 1 and the filing of Amendment No. 2, the number of outstanding shares of common stock increased due to the conversion of shares of Preferred Stock (which was unrelated to the March 2017 Private Placements). As a result, we proportionately increased the number of shares of common stock subject to this Registration Statement.

*****

John Reynolds

June 19, 2017

In connection with responding to the Staff’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (305) 379-9141.

Sincerely, Shutts & Bowen LLP /s/ J. Thomas Cookson

JTC/ddc

cc:	Michael Killoy
Securities and Exchange Commission

David Link
Securities and Exchange Commission

Seamus Lagan, Chief Executive Officer
Rennova Health, Inc.

EXHIBIT A

RENNOVA HEALTH, INC.

400 S. Australian Avenue, Suite 800

West Palm Beach, Florida 33401

Tel: 561-855-1626

June 19, 2017

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated June 16, 2017, Rennova Health, Inc. (the "Company") acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
RENNOVA HEALTH, INC.

By:	/s/ Seamus Lagan
Seamus Lagan
Chief Executive Officer